SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended February, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release
1 February, 2011

BP ANNOUNCES PLANS TO ENTER INTO
ARBITRATION PROCEEDINGS

BP today announced immediate plans to enter into arbitration proceedings to resolve the issues raised by Alfa Petroleum Holdings Limited and OGIP Ventures Limited in their application to the English High Court relating to the share swap agreement and Arctic exploration arrangements agreed between BP and Rosneft, announced on 14 January 2011.

The Court today issued an order, the terms of which were agreed by the parties, that the parties use their best endeavours to have an arbitral tribunal constituted on an expedited basis, with a view to deciding the questions which were before the court today, by 25 February 2011.  In accordance with the Court order the share swap agreement with Rosneft will not be completed pending this expedited arbitration hearing.

BP's head of Russia David Peattie said: "It has always been BP's position that these matters should be resolved through arbitration, and we are pleased that this is what the Court has now decided."

Further information:

BP press office: +44 (0)20 7496 4076
bppress@bp.com

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 February 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary